Exhibit 99.1

ABCAM PLC

(“Abcam” or the “Company”)

Directorate Change

Appointment of Non-Executive Director

13 August 2021, Cambridge, UK – Abcam plc (AIM: ABC; Nasdaq: ABCM) (“Abcam”, “Company”), a global leader in the supply of life science research tools, is pleased to announce the appointment of Sally W. Crawford as a non-executive Director with immediate effect. Sally will join the Remuneration Committee (as Chair designate) and the Audit and Risk Committee.

Sally has held a number of senior leadership and board positions in the healthcare industry spanning more than three decades. She served as chief operating officer of Healthsource Inc., a publicly held managed care organisation, from its founding in April 1985 until January 1997. During her tenure at Healthsource, she led development of the company’s operating systems and marketing strategies and supported strategic alliances across the industry.

Since January 1997, Sally has been a healthcare consultant in New Hampshire, US, for clients such as Bayer Healthcare Diabetes Division, as well as healthcare investors, providers, regulators and managed care payers.

Sally has extensive board experience, and currently serves on the board of directors of Hologic, Inc., Insulet Corporation and Prolacta Bioscience. She is the current Compensation Chair at Insulet Corporation and Prolacta Bioscience and former Compensation Chair at Hologic.

Previously Sally served on the boards of Exact Sciences, CombinatoRx Inc., Zalicus Inc., Chittenden Corporation, Cytyc Corporation (which merged with Hologic, Inc. in October 2007) and Universal American.

Peter Allen, Chairman of Abcam said: “I am delighted to welcome Sally to the Board of Abcam. Sally has had a distinguished career in the healthcare industry and her experience and expertise, particularly her understanding of biopharma and diagnostic customers, will be a valuable asset to the Company as we continue to partner in this area and work towards our long-term growth plans.”

Following Sally’s appointment, the composition of each of the Board Committees is confirmed as follows:

Board Committee	Membership
Nomination Committee	Peter Allen (Chair) Mara Aspinall Giles Kerr

Remuneration Committee	Mara Aspinall (Chair) Peter Allen Giles Kerr Mark Capone Sally W. Crawford (Chair designate)

Audit and Risk Committee	Giles Kerr (Chair) Mara Aspinall Sally W. Crawford

AIM Rules disclosures

Sally Wellinghoff Crawford (age 67) holds or has held directorships in the five years preceding her appointment at Abcam as follows:

Current Directorships	Previous Directorships (last five years)
Hologic, Inc (including various state subsidiary directorships, please see below)*	Universal American Corporation
Insulet Corporation (including various state subsidiary directorships, please see below)*
Prolacta Bioscience
New Hampshire Business Committee for the Arts
American Independence Museum

*	Mrs Crawford also serves on the board as a director of the following state subsidiary companies of both:

Hologic, Inc: Hawaii, Nebraska, Nevada, Louisiana, Washington, Michigan, Rhode Island, West Virginia, Massachusetts, Connecticut, New Hampshire, Washington, Wyoming, Missouri, New Mexico, Indiana, Kentucky, Missouri, Alaska, Columbia, Arizona and Texas; and

Insulet Corporation: Florida, Massachusetts and Connecticut.

Save as disclosed above there are no additional disclosures to be made in accordance with Schedule Two paragraph (g) of the AIM Rules.

For further information, please contact:

Abcam

+ 44 (0) 1223 696 000

Marc Perkins, Company Secretary

James Staveley, VP, Investor Relations

Numis - Nominated Advisor & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

J.P.Morgan Cazenove - Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

FTI Consulting

+ 44 (0) 20 3727 1000

Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for second half 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.